FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month July, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Further to our disclosure dated November 20, 2020 under the SEBI Listing Regulations, we wish to inform that ICICI Bank Limited (the “Bank”) has subscribed to 49,000 fully paid up equity shares of face value of Rs. 10/- each (“Equity Shares”) of IBBIC Private Limited (“IBBIC”) constituting 5.44% of the issued and paid up share capital of IBBIC.

Pursuant to Regulation 30 of the SEBI Listing Regulations, we wish to provide the following disclosures with respect to the above:

a.	Name of the target entity, details in brief as size, turnover etc.	IBBIC Private Limited IBBIC was incorporated on May 25, 2021.
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

This transaction of acquisition of shares does not constitute a related party transaction. ICICI Bank has no promoters.

ICICI Bank and its subsidiaries in the ordinary course of business may have business dealings with IBBIC at an arm’s length.

c.	Industry to which the entity being acquired belongs	IBBIC has been incorporated with the object to engage in the business of designing, building, implementing, and commercializing distributed ledger technology (“DLT”) solutions including development of DLT platforms, applications, ventures for financial services sector.
d.	Objects and effects of acquisition (including but not limited to, disclosure of	Equity ownership of IBBIC is aimed at providing DLT solutions for the financial services sector.

reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)
e.	Brief details of any governmental or regulatory approvals required for the acquisition	Since the acquisition of shareholding is below 10%, regulatory approval is not required.
f.	Indicative time period for completion of the acquisition	July 26, 2021
g.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration of Rs. 4,90,000/- (Rupees four lakhs and ninety thousand only).
h.	Cost of acquisition or the price at which the shares are acquired	49,000 fully paid up equity shares of face value of Rs. 10 each.
i.	Percentage of shareholding / control acquired and / or number of shares acquired	Post investment, Bank holds 5.44% of the equity share capital of IBBIC on account of subscription of 49,000 equity shares
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Date of Incorporation: May 25, 2021.

IBBIC is in the business of designing, building, implementing, and commercializing distributed ledger technology (“DLT”) solutions for the financial services sector.

History of last 3 years’ turnover: Not applicable

Country of presence: India.

You are requested to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 27, 2021	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager